EXHIBIT A

TO

ARTICLES OF AMENDMENT

OF MAINE & MARITIMES CORPORATION

1.     Section 5(a) of the terms for the Series A-2 Preferred Stock outlined in Article FOURTH of the Amended and Restated Articles of Incorporation of Maine & Maritimes Corporation is hereby amended to read in its entirety as follows:

5.         Conversion

(a)              Conversion Rights

            Except to the extent that the Company shall have exercised its rights as to redemption as provided in Section 6 below, the Series A-2 Preferred Stock shall be converted on April 15, 2007 (the “Conversion Date”), into the number of shares of the Company’s Common Stock equal to the quotient obtained by dividing (i) $650,000 (USD) by (ii) $25.00 per share equaling Twenty-Six Thousand (26,000) shares.